

Muhammad Bayazid · 3rd

Chief Executive Officer at Light Art VR

LightArt Media Productions

Reston, Virginia, United States · **Contact info**

153 connections

Experience



Owner
LightArt Media Productions



Chief Executive Officer
Light Art VR · Full-time
Jan 2018 – Present · 4 yrs 3 mos
Washington, District of Columbia, United States